UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Earnings Release	August 13, 2018

Conference Call in Portuguese

August 14, 2018

10:00 a.m. (Brasília)

9:00 a.m. (NY) / 2:00 p.m. (UK)

Webcast: Click here

Telephone: +55 (11) 2188-0155 /

+1 646 843 6054/ Code: Oi

Replay available until 8/20/2018:

+55 (11) 2188-0400 / Code: Oi

Conference Call in English SIMULTANEOUS TRANSLATION

August 14, 2018

10:00 a.m. (Brasília)

9:00 a.m. (NY) / 2:00 p.m. (UK)

Webcast: Click here

Telephone: +1 646 843 6054 (USA) /

+55 (11) 2188-0155 (Other) / Code: Oi

Replay available until 6/3/2018:

+55 (11) 2188-0400 / Code: Oi

Consolidated Information and Earnings Release (Unaudited)

This report contains the operating and financial performance of Oi S.A. – under Judicial Reorganization (“Oi S.A.” or “Oi” or “Company”) – and its subsidiaries for the second quarter of 2018.

2Q18 HIGHLIGHTS

Focus on the execution of the Judicial Reorganization Plan and preparation for sustainable growth of the Company

  Oi completes the conversion of debt, it is preparing to consolidate new governance and carry out the capital increase, which will fund the growth of the business.

  •      After completing the conversion of debt into shares, Oi reorganized its corporate structure and the new shareholders will elect, at an Extraordinary Shareholders' Meeting, the Company's new permanent Board of Directors, which will be composed of independent members and will have a high governance level, in line with the principles of a corporation.

  •      Oi is working to execute the capital increase set forth in the Judicial Reorganization Plan and, at the same time, is preparing itself to execute the incremental CAPEX Plan, which is focused on investments in fixed and mobile access to increase the supply of high-speed fixed broadband and 4G and 4.5G coverage.

  Expansion of investments in infrastructure. Broadband is the main driver of penetration of bundled products.

  •      Investments in Brazilian operations reached R$ 1,366 million in 2Q18, 11.1% more than in 2Q17 and up 21.5% over 1Q18.

  •      As we prepare the Company to implement the Capex Plan, we are beginning a new structural project designed to enhance the robustness and extensive capillarity of its network to accelerate the deployment of fiber to the customers' homes. This project, based on the reuse of existing fiber, greatly increases agility and assertiveness, while reducing deployment costs. In the first pilot project, in just eight weeks, Oi Fibra gained a market share of almost 20% in the region where it is available.

  Continued improvements in operational efficiency and strict cost control.

  •      Costs fell R$ 256 million (-6.1%) in 2Q18 and R$ 575 million in 1H18 compared with the same periods last year.

  Greater operational efficiency coupled with consistent improvements in operational and quality indicators.

  •      Preventive actions and increased productivity.

  •      Focus on digital transformation, which permeates all the Company's segments and helps reduce costs and improve the customer experience and customer satisfaction levels.

  •      Consistent year-on-year reduction in ANATEL (-24.1%), Small Claims Court- JEC (-23%) and PROCON (-5.1%) complaint indicators.

  EBITDA and the EBITDA margin remained in line with the Judicial Reorganization Plan.

         Routine EBITDA totaled R$ 1,555 million in 2Q18 and the routine EBITDA margin reached 28.3%, higher than in 2Q17 and 1Q18.

  Oi presented a net loss of R$ 1.2 billion in 2Q18, a reduction of 70.4% over the same period of last year.

2Q18 HIGHLIGHTS

Summary

Table 1 – Highlights

in R$ million or otherwise stated	2Q18	2Q17	1Q18	YoY	QoQ	1H18	1H17	YoY
Oi S.A. Consolidated
Total Net Revenues	5,545	5,839	5,668	-5.0%	-2.2%	11,214	11,998	-6.5%
Routine EBITDA	1,563	1,617	1,572	-3.4%	-0.6%	3,135	3,340	-6.2%
Routine EBITDA Margin (%)	28.2%	27.7%	27.7%	0.5 p.p.	0.4 p.p.	28.0%	27.8%	0.1 p.p.
Net Income (Loss) attributable to owners of the Company (1)	-1,258	-4,131	30,543	-69.6%	n.m.	29,286	-4,319	n.m.
Net Debt	10,021	44,499	7,309	-77.5%	37.1%	10,021	44,499	-77.5%
Available Cash	5,199	7,431	6,225	-30.0%	-16.5%	5,199	7,431	-30.0%
CAPEX	1,368	1,234	1,127	10.9%	21.3%	2,495	2,501	-0.2%

in R$ million or otherwise stated	2Q18	2Q17	1Q18	YoY	QoQ	1H18	1H17	YoY
BRAZIL
Revenue Generating Units - ('000)	59,071	63,216	59,212	-6.6%	-0.2%	59,071	63,216	-6.6%
Residential	15,413	16,272	15,599	-5.3%	-1.2%	15,413	16,272	-5.3%
Personal Mobility	36,477	39,802	36,434	-8.4%	0.1%	36,477	39,802	-8.4%
B2B	6,541	6,501	6,539	0.6%	0.0%	6,541	6,501	0.6%
Public Telephones	640	641	640	-0.1%	0.0%	640	641	-0.1%
Total Net Revenues	5,490	5,792	5,622	-5.2%	-2.4%	11,112	11,858	-6.3%
Net Service Revenues(2)	5,452	5,733	5,575	-4.9%	-2.2%	11,027	11,742	-6.1%
Residential	2,114	2,227	2,201	-5.1%	-3.9%	4,315	4,581	-5.8%
Personal Mobility	1,756	1,814	1,768	-3.2%	-0.7%	3,524	3,704	-4.9%
Customer (3)	1,638	1,713	1,635	-4.4%	0.2%	3,274	3,462	-5.4%
B2B	1,524	1,627	1,548	-6.3%	-1.5%	3,072	3,330	-7.8%
Net Customer Revenues(3)	5,280	5,573	5,374	-5.3%	-1.8%	10,654	11,366	-6.3%
Routine EBITDA	1,555	1,601	1,567	-2.8%	-0.7%	3,122	3,293	-5.2%
Routine EBITDA Margin (%)	28.3%	27.6%	27.9%	0.7 p.p.	0.5 p.p.	28.1%	27.8%	0.3 p.p.
CAPEX	1,366	1,229	1,124	11.1%	21.5%	2,490	2,455	1.4%
Routine EBITDA - CAPEX	190	372	442	-49.0%	-57.1%	632	838	-24.5%

(1) 2Q17 data were adjusted as explained in the Disclaimer section of this document.

(2) Excludes handset revenues.

(3) Excludes handset and network usage revenues.

2Q18 HIGHLIGHTS

In the period ended June 30, 2018, as with the period ended March 31, 2018, the Company reported its results in accordance with IFRS (International Financial Reporting Standards) 15 and 9, which came into effect as of January 1, 2018. Adjustments were not made retroactively to 2017 results. The impacts of these changes on the Company's results were immaterial.

The table below presents the 2Q18 results considering and excluding the impacts of IFRS 15 and 9.

Table 2 – Reconciliation of Net Revenue and Routine Operating Costs of 2Q18 considering the impact of the adoption of IFRS 15 and 9

R$ million	2Q18	IFRS 15 Impact	IFRS 9 Impact	2Q18 ex adjustments
Consolidated Total Net Revenues	5,545.3	-6.1	0.0	5,539.2
Brazil	5,489.8	-6.1	0.0	5,483.7
Residential	2,114.4	-5.4	0.0	2,109.0
Personal Mobility	1,793.0	0	0	1,793.0
Service	1,755.6	0	0	1,755.6
Customer	1,638.4	0	0	1,638.4
Network Usage	117.2	0	0	117.2
Sales of handsets, SIM cards and others	37.3	0	0	37.3
B2B	1,524.6	-0.7	0.0	1,523.9
Other services	57.9	0.0	0.0	57.9
International Operations	55.5	0	0	55.5
Consolidated Routine Operating Costs and Expenses	-3,982.5	-34.8	18.1	-3,999.2
Brazil	-3,934.3	-34.8	18.1	-3,951.0
Personnel	-589.2	-1	0	-589.9
Interconnection	-157.8	0	0	-157.8
Third-Party Services	-1,441.6	-34.0	0	-1,475.7
Network Maintenance Service	-267.7	0	0	-267.7
Handset Costs/Other (COGS)	-32.4	0	0	-32.4
Marketing	-97.8	0	0	-97.8
Rent and Insurance	-1,053.0	0	0	-1,053.0
Provision for Contingencies	-68.3	0	0	-68.3
Provision for Bad Debt	-198.2	0	18.1	-180.1
Taxes and Other Expenses (Revenues)	-28.3	0	0	-28.3
International Operations	-48.2	0	0	-48.2
Consolidated Routine EBITDA	1,562.7	-40.8	18.1	1,540.0
Brazil Routine EBITDA	1,555.5	-40.8	18.1	1,532.7
International Operations Routine EBITDA	7.3	0.0	0.0	7.3

.

.

OPERATING RESULTS

Net Revenues

	Quarter					Half Year			Weight %
R$ million	2Q18	2Q17	1Q18	YoY	QoQ	1H18	1H17	YoY	2Q18	2Q17
Consolidated Total Net Revenues	5,545	5,839	5,668	-5.0%	-2.2%	11,214	11,998	-6.5%	100%	100%
Brazil	5,490	5,792	5,622	-5.2%	-2.4%	11,112	11,858	-6.3%	99.0%	99.2%
Residential	2,114	2,227	2,201	-5.1%	-3.9%	4,315	4,581	-5.8%	38.1%	38.1%
Personal Mobility	1,793	1,872	1,815	-4.2%	-1.2%	3,608	3,819	-5.5%	32.3%	32.1%
Service	1,756	1,814	1,768	-3.2%	-0.7%	3,524	3,704	-4.9%	31.7%	31.1%
Customer	1,638	1,713	1,635	-4.4%	0.2%	3,274	3,462	-5.4%	29.5%	29.3%
Network Usage	117	100	133	16.7%	-11.7%	250	242	3.4%	2.1%	1.7%
Sales of handsets, SIM cards and others	37	58	47	-36.1%	-20.7%	84	115	-26.6%	0.7%	1.0%
B2B	1,525	1,627	1,547	-6.3%	-1.5%	3,072	3,331	-7.8%	27.5%	27.9%
Other services	58	65	58	-11.3%	-0.8%	116	127	-8.8%	1.0%	1.1%
International Operations	55	47	46	17.8%	20.1%	102	141	-27.8%	1.0%	0.8%

Brazil
Net Service Revenues	5,452	5,733	5,575	-4.9%	-2.2%	11,027	11,742	-6.1%	98.3%	98.2%
Net Customer Revenues	5,280	5,573	5,374	-5.3%	-1.8%	10,654	11,366	-6.3%	95.2%	95.4%

In 2Q18, consolidated net revenues totaled R$ 5,545 million, down 5.0% from 2Q17 and 2.2% from 1Q18. Net revenues from Brazilian operations (“Brazil”) came to R$ 5,490 million (-5.2% y.o.y. and -2.4% q.o.q.), while net revenues from international operations (Africa and East Timor) stood at R$ 55 million (+17.8% y.o.y. and +20.1% q.o.q.).

BRAZIL

Net revenues from Brazilian operations totaled R$ 5,490 million in 2Q18, -5.2% y.o.y. and -2.4% q.o.q.. These reductions are explained mainly by: (i) drop in voice traffic, affecting the Residential and Personal Mobility segments; (ii) the cut in the regulated interconnection (MTR, TU-RL and TU-RIU) and fixed-to-mobile (VC) tariffs; and (iii) high unemployment rate, negatively affecting the prepaid recharge volume and the recharger base. The growth in pay-TV revenues from the Residential segment and data revenues partially offset these negative impacts in the year.

It is important to note that, in 2Q18, the net revenue declines in the Residential and B2B segments were softened, showing the beginning of a recovery, due to the acceleration of commercial activity, the good performance of the new offerings, both in Mobility and in Residential segments and improvement in the quality of the service provided.

Total net service revenues, which exclude handset revenues, stood at R$ 5,452 million in 2Q18 (-4.9% y.o.y. and -2.2% q.o.q.), while total net customer revenues, which exclude handset and network usage revenues, came to R$ 5,280 million (-5.3% y.o.y. and -1.8% q.o.q.). These changes were also caused by the above mentioned reasons.

OPERATING RESULTS

Residential

Table 4 – Net Revenues, RGUs and ARPU of the Residential segment

	2Q18	2Q17	1Q18	YoY	QoQ	1H18	1H17	YoY
Residential
Net Revenues (R$ million)	2,114	2,227	2,201	-5.1%	-3.9%	4,315	4,581	-5.8%
Revenue Generating Units (RGU) - ('000)	15,413	16,272	15,599	-5.3%	-1.2%	15,413	16,272	-5.3%
Fixed Line in Service	8,821	9,657	9,001	-8.7%	-2.0%	8,821	9,657	-8.7%
Fixed Broadband	5,049	5,219	5,085	-3.3%	-0.7%	5,049	5,219	-3.3%
Pay TV	1,544	1,396	1,514	10.6%	2.0%	1,544	1,396	10.6%
ARPU Residential (R$)	79.4	76.5	80.8	3.7%	-1.7%	80.1	78.1	2.6%

Net revenues from the Residential segment totaled R$ 2,114 million in 2Q18, which means the annual revenue decline is slowing down (-6.5% in 1Q18 versus 1Q17 and -5.1% in 2Q18 versus 2Q17). The downturn reflects the reduction in the customer base, mainly driven by fixed lines, the decline in fixed voice trafficand the annual cut in the regulated interconnection (MTR, TU-RL and TU-RIU) and fixed-to-mobile (VC) tariffs. This drop was partially offset by a 15.3% increase in pay-TV revenues over 2Q18. In comparison with the previous quarter, Residential revenues fell 3.9%.

Oi ended 2Q18 with 15,413 thousand RGUs in the Residential segment, a decrease of 5.3% over 2Q17 and of 1.2% over the previous quarter, due to the reduction in the broadband and fixed line customer base, the latter as a result of the natural market trend of reducing voice usage.

The Company has been working on adjusting plans in certain customer segments, i.e. it has been segmenting offers in order to compete with local providers in small and medium-sized cities and reduce churn and default risk.

Residential ARPU

Residential ARPU totaled R$ 79.4 in 2Q18, up 3.7% over 2Q17, mainly driven by pay-TV ARPU (+4.0% y.o.y.), as well as the growing share of convergent offers in the base, with a continued increase in the number of households with more than one Oi product (+2.1 p.p. y.o.y. and +0.6 p.p. q.o.q.).

Fixed line

Oi ended 2Q18 with 8,821 thousand fixed line RGUs in the Residential segment, down 8.7% from 2Q17 and 2.0% from 1Q18. This decline reflects the market trend of reducing demand for voice services and, in order to mitigate this impact, the Company has been concentrating its sales efforts on more profitable high-end bundled offers. In 2Q18, revenues from bundled products climbed 43.1% over 2Q17 and Oi Total closed the quarter with approximately 2.9 million customers, as its customer base increased 16.0% over 1Q18, accounting for 32.5% of the fixed line base at the end of the quarter. The share of low-end offerings in fixed line gross adds continued to fall in 2Q18.

Convergent offers are designed not only to increase profitability in the Residential segment, but also to build customer loyalty and reduce churn rates. At the end of 2Q18, Oi Total Residencial (3P) had a churn rate 26.9% lower than the one recorded by the standalone offering, while the Oi Voz Total (OVT) offer, which still accounted for 8.6% of the fixed line base in the segment, recorded a churn rate 14.4% lower than that of the standalone offering.

OPERATING RESULTS

Oi has been expanding unlimited fixed plans in the fixed line base, especially in Oi Total offers, reaching 44.1% of the total fixed line base, 7.0 p.p. more than in 2Q17.

In May 2018, the Company changed Oi Total, offering new customers who acquire the postpaid product as part of the Oi Total combo twice the Internet allowance of the standalone plan and a wide range of value-added services (including audiobooks, BTFIT, PlayKids, Para Aprender, Oi Revistas and Te Ligou PRO). All offers include up to 15 MB broadband and unlimited fixed line calls to any operator in Brazil. These new offers are designed to meet the growing demand of users for data and attract high-end gross adds.

Broadband

Oi ended 2Q18 with 5,049 thousand fixed broadband RGUs in the Residential segment (-3.3% y.o.y. and -0.4% q.o.q.). The advance of competition, especially from local players operating in small towns outside of large urban centers, has been the biggest obstacle for the growth of the product.

As a short-term strategy to reverse the base decline, Oi has been using the NBA (Next Best Action) tool to monetize existing assets with selective business actions, launch regionalized bundle offers, review retention strategies, among others. These actions started at the end of the first quarter of 2018, and over the second quarter it is possible to see a reversal tendency in revenue begins to show positive signs of.

Regarding the highest value offers , Oi invests in VDSL technology (broadband with speeds of up to 35 Mbps), which boosts Oi Total sales, thereby increasing the share of high-end offers featuring higher speeds in the base. In addition, Oi is adopting a new approach to fiber deployment, called reuse, to deliver fiber to the customer's home more quickly and efficiently than the traditional way to deploy FTTH. Thus, the Company has been recording a consistently increasing broadband penetration in households with an Oi fixed line, which reached 57.2% in 2Q18 (+3.2 p.p. y.o.y. and +0.7 p.p. q.o.q.).

In 2Q18, the average speed of the broadband base reached 8.9 Mbps, an increase of 18.1% over 2Q17 and 3.4% over 1Q18. The share of RGUs with speeds starting at 5 Mbps increased 7.2 p.p. over 2Q17 to 81.4%, while the share of RGUs with speeds starting at 10 Mbps grew 10.4 p.p. to 59.6% and the share of RGUs with speeds starting at 15 Mbps rose 10.9 p.p. to 29.1% in the same period. It is worth mentioning that the average speed of broadband gross adds remained at 10.7 Mbps in 2Q18 (+8.8% y.o.y.). In 2Q18, 70.6% of gross adds had speeds starting at 10 Mbps (+5.2 p.p. y.o.y.) and 47.2% had speeds starting at 15 Mbps (+8.3 p.p. y.o.y.).

Pay TV

In 2Q18, the Residential Pay TV base maintained growth rates showed in recent quarters (+10.6% y.o.y. and +2.0% q.o.q.), reaching 1,544 thousand pay-TV RGUs. In the same period, pay-TV net adds totaled 148 thousand RGUs compared to 2Q17 and 30 thousand RGUs compared to 1Q18. Oi TV’s penetration in households with an Oi fixed line reached 17.5% in 2Q18 (+3.0 p.p. y.o.y. and +0.7 p.p. q.o.q.).

Oi TV plays an essential role in the strategy of convergence in the Residential segment and has been fueling the growth of Oi Total sales. Oi TV is a differentiated product that offers a wide range of content, with high-definition channels (including open channels) in all its plans, with the most complete offer providing up to 185 channels, 65 of which in HD. It also offers services like PenVR (content recording and live/pause service via pen drive available in any plan) and iPPV (purchase of Pay-Per-View events by remote control), as well as TV Everywhere, which allows customers to watch content from 50 channels, including 29 with live content. TV Everywhere includes the Oi Play virtual platform, reinforcing Oi’s positioning in providing more user autonomy and a better customer experience through the digitalization of services.

OPERATING RESULTS

In order to cater to the different user profiles, the Company also offers an Oi TV prepaid service, with a choice between biweekly or monthly recharges (beginning at R$ 44.90 and R$ 69.90, respectively), which can be paid by credit card or through sharing the customer’s mobile or pay-TV credits, or via a bar code available on 10631 (and, from October, also via Minha Oi).

Personal Mobility

Table 5 – Net Revenues and RGUs of the Personal Mobility segment

	2Q18	2Q17	1Q18	YoY	QoQ	1H18	1H17	YoY
Personal Mobility
Net Revenues (R$ million)	1,793	1,872	1,815	-4.2%	-1.2%	3,608	3,819	-5.5%
Service	1,756	1,814	1,768	-3.2%	-0.7%	3,524	3,704	-4.9%
Customer (1)	1,638	1,713	1,635	-4.4%	0.2%	3,274	3,462	-5.4%
Network Usage	117	100	133	16.7%	-11.7%	250	242	3.4%
Sales of handsets, SIM cards and others	37	58	47	-36.1%	-20.7%	84	115	-26.6%
Revenue Generating Units (RGU) - ('000)	36,477	39,802	36,434	-8.4%	0.1%	36,477	39,802	-8.4%
Prepaid Plans	29,443	32,963	29,660	-10.7%	-0.7%	29,443	32,963	-10.7%
Postpaid Plans (2)	7,033	6,839	6,774	2.8%	3.8%	7,033	6,839	2.8%

(1) Excludes handset and network usage revenues.

(2) Includes postpaid plans, Oi Controle, bundled mobile services and 3G (mini-modem).

Personal Mobility net revenues totaled R$ 1,793 million in 2Q18, which means that the downward trend is slowing down, as net revenues fell 4.2% year on year this quarter, versus 6.7% in the previous quarter. In the sequential comparison, net revenues fell 1.2%, versus 3.8% in 1Q18.

Despite the year-over-year net revenues reduction, in the quarter-over-quarter analysis, it is possible to see a reversal of the downward trend of the revenues. In prepaid, a product that corresponded to 80.7% of the total Personal Mobility base at the end of 2Q18, revenue grew in the sequential comparison, in line with the evolution of the country's unemployment rate. Regarding the postpaid segment, revenue also increased in the sequential comparison, stimulated by the mothers' day offer and growth in net additions.

Despite limited investment in 4G, which affects mostly the postpaid segment, Oi has been adopting the strategy of offering free content and a better digital experience to customers. As a result, in the quarter, net additions increased substantially, reaching 194 thousand in 2Q18 versus 2Q17 and 259 thousand in 2Q18 versus 1Q18. Additionally, the number of calls requesting cancellation fell 21.3% in 2Q18 comparing to 2Q17. Portability data shows a 79.3% annual decline in net disconnections, which means that the balance, even if negative, between the acquisition and loss of competitors' customers has shown significant improvement.

Customer revenues, which exclude interconnection and handset revenues, totaled R$ 1,638 million in 2Q18, down 4.4% from 2Q17, which represents a slowdown in the downward trend compared to the 6.5% reduction recorded in 1Q18.  In the sequential comparison, customer revenues edged up 0.2%, reinforcing the success of the Oi Mais Digital offering, launched in April of this year, in which the market started to see relative value gain in the product, contributing to net adds continuing its growth trend this quarter.

OPERATING RESULTS

Data revenues came to R$ 1,109 million, an increase of 13.8% over 2Q17 and 7.0% over 1Q18, accounting for 67.7% of total customer revenues in the quarter (it was 56.9% in 2Q17 and 63.3% in 1Q18). Oi's offerings offer ever-larger data packets, reaching up to 30GB in postpaid offers. There are also resources that allow the  customers, and Oi Mais Controle, Control and Oi Mais Digital. Furthermore, since May 2018, Oi launched the option to share allowances between Oi Mais Digital plan members in the postpaid segment, enabling users to transfer data between plan members and acquire additional packages, according to their needs.

In 2Q18, network usage revenues totaled R$ 117 million, 16.7% more than in 2Q17, due to increased traffic, which more than offset the regulated MTR cuts. Network usage revenues fell 11.7% from 1Q18, mainly due to the regulated MTR cuts. In February 2018, interconnection tariffs (MTR) fell to R$ 0.02606, R$ 0.02815 and R$ 0.04141 in Regions I, II and III, respectively. ANATEL approved the following future cuts for 2019: R$ 0.01379, R$ 0.01471 and R$ 0.02517 in Regions I, II and III, respectively.

Handset revenues totaled R$ 37 million in 2Q18 (-36.1% y.o.y. and -20.7% q.o.q.); smartphones accounted for  100% of sales and 98% of the handsets sold were 4G, whose penetration in the base increased 22.0 p.p. over 2Q17 and 4.0 p.p. over 1Q18.

Oi closed 2Q18 with 36,477 thousand RGUs in the Personal Mobility segment, down 8.4% from 2Q17, or 3,326 thousand net disconnections, comprising 3,520 thousand net disconnections in the prepaid segment and 194 thousand net additions in the postpaid segment. However, in the sequential comparison, Oi recorded a reversal in the trend, with a slight increase in the base (0.1%), with 43 thousand net additions, comprising 216 thousand net disconnections in the prepaid segment and 259 thousand net additions in the postpaid segment.

Oi’s mobile customer total base (Personal Mobility + B2B) reached 38,883 thousand RGUs in 2Q18, 36,477 thousand of which in the Personal Mobility segment and 2,407 thousand in the B2B segment. Gross adds in the mobile segment totaled 4.1 million, while net adds came to 79 thousand compared with the previous quarter.

Prepaid

The prepaid customer base closed 2Q18 with 29,443 thousand RGUs (-10.7% y.o.y. and -0.7% q.o.q.). The year-over-year reduction was due to the policy of disconnection of inactive customers. Although prepaid is a product with high correlation with the country's unemployment rate, which despite the slight improvement in the quarter it remains high, it is worth noting that the total number of recharges per number of inserts increased in annual (3.3%) and sequential (2.8%) comparison, contributing to revenue performance.

In 2Q18, the segment had a small reduction in net revenue (excluding long-distance revenues) comparing to 2Q17 and a 0.9% increase comparing to the previous quarter, due to the slight improvement in the unemployment rate in the period.

The main prepaid offer, Oi Livre, accounted for 70.2% of the base and has an average ticket higher than that of other prepaid offers. This offer has been successfully increasing customer profitability by driving prepaid ARPU up 8.4% over 2Q17 and 1.0% over 1Q18, fueled by higher data revenues in the segment. Oi Livre also offers extensive data allowances in the all-net model. Oi Livre customers can choose whether they will use voice minutes or data directly on the Minha Oi app, with no exchange limits or additional costs.

OPERATING RESULTS

Postpaid

Oi closed the quarter with 7,033 thousand RGUs in the postpaid + control segment (+2.8% y.o.y. and +3.8% q.o.q.). In 2Q18, the postpaid base accounted for 19.3% of the Personal Mobility base, versus 17.2% in 2Q17 and 18.6% in 1Q18.

In this quarter, the postpaid + control segment recorded gross adds, resulting in positive net adds both over 2Q17 (194 thousand RGUs) and over (259 thousand RGUs).

In 2Q18, postpaid + control revenue (excluding long distance) increased by 0.9% over 1Q18, reversing the downward trend observed in the last two quarters.

The main offers of the segment, Oi Mais and Oi Mais Controle, has been contributing to increase the profitability of the base. In 2Q18, the average ARPU of Oi Mais customers was 11% higher than that of other postpaid customers, while ARPU of Oi Mais Controle was 36% higher than that of other control customers. These offers are very attractive by offering high data franchises and voice franchises to call any national operator at competitive rates on the market. Oi updated its Oi Mais Controle portfolio in May 2018, offering all new control customers unlimited calls to any operator in the country, in addition to the contracted internet allowance (3GB, 4GB or 6GB). The offer also enables customers to expand their internet allowance by up to 1GB, converting unlimited calls into data, which will be added to the allowance, through Minha Oi’s benefit exchange functionality. Oi Mais Controle also offers value-added services including news and cooking content.

In April 2018, Oi also launched a new feature for Oi Mais Digital postpaid plans, allowing subscribers to manage their families’ data usage, share data with up to four dependents and digitally manage the allowances of all users of the plan at any time, on the Minha Oi self-service app using their mobile phones or the internet. All offers feature unlimited calls to fixed and mobile phones of any operator in the country.

2G, 3G and 4G LTE Coverage

Oi’s 2G coverage reached 3,407 municipalities at the end of 2Q18 (93% of the country’s urban population), while 3G coverage reached 1,629 municipalities (+9.0% y.o.y.), or 81.6% of the Brazilian urban population.

In 2Q18, 4G LTE coverage reached 834 municipalities (+192% y.o.y.), or 74% of Brazil’s urban population, 10.5 p.p. more than in 2Q17.

Oi shares the 4G network with other operators in order to optimize investments and reduce costs while seeking to continuously improve service quality and the customer experience. In this regard, in late February 2018, Oi entered into a Memorandum of Understanding (MOU) with TIM Participações S.A., beginning negotiations to solve old disputes and starting a new cycle of infrastructure sharing plans, in line with other current partnerships in the Brazilian telecom market. In order to meet the growing demand for data, Oi has also been focusing its efforts on improving its own 3G and 4G network capacity and coverage quality so as to allow consistent growth of data traffic in the network and equip us to achieve consistent improvements in ANATEL’s network quality metrics.

OPERATING RESULTS

Mobile ARPU

At the end of 2Q18, mobile ARPU stood at R$ 16.1 (+4.3% y.o.y. and -1.4% q.o.q). Excluding interconnection revenues, mobile ARPU increased 3.2% over 2Q17 and fell 0.6% from 1Q18.

B2B

Table 6 – Net Revenues and RGUs of the B2B segment

	2Q18	2Q17	1Q18	YoY	QoQ	1H18	1H17	YoY
B2B
Net Revenues (R$ million)	1,525	1,627	1,547	-6.3%	-1.5%	3,072	3,331	-7.8%
Revenue Generating Units (RGU) - ('000)	6,541	6,501	6,539	0.6%	0.0%	6,541	6,501	0.6%
Fixed	3,580	3,696	3,611	-3.1%	-0.9%	3,580	3,696	-3.1%
Broadband	542	542	545	0.0%	-0.6%	542	542	0.0%
Mobile (2)	2,407	2,251	2,370	6.9%	1.5%	2,407	2,251	6.9%
Pay TV	13	13	12	-1.7%	5.3%	13	13	-1.7%

(1) Includes postpaid plans, Oi Controle, bundled mobile services and 3G (mini-modem).

Net revenues in the B2B segment amounted to R$ 1,525 million in 2Q18, 6.3% less than in 2Q17, mainly due to the decline in voice traffic and the reduction in the fixed-to-mobile (VC) and interconnection (MTR) regulated tariffs. It is important to point out that revenues fell substantially less year on year than in 1Q18 (-9.1%) and in 4Q17 (-12.9%).

The approval of the Judicial Reorganization Plan in December, 2017 gave transparency and greater clarity to the negotiation with the clients of this segment. With a more favorable business environment, it was possible to start the turnaround of the segment, based on 3 pillars: acquisition of new customers, monetization of the base and loyalty and retention.

Thereby, the B2B segment closed the quarter with 6,541 thousand RGUs, 0.6% more than in 2Q17 and in line with 1Q18, with an increase in the mobile base (+6.9% versus 2Q17 and +1.5% versus 1Q18). The segment had a net addition of 40 thousand RGUs over 2Q17 and 2 thousand RGUs over 1Q18.  This shows a reversal of the downward trend for B2B revenues and base.

Corporate

In 2Q18, the Corporate segment recorded annual and sequential growth in RGUs, as well as a lower reduction in net revenues. The reversal of the downward trend was due to (i) the approval of the Judicial Reorganization Plan, which reduced uncertainty about the future of the business; (ii) the beginning of recovery in economic activity and higher demand for corporate solutions, especially IT and data solutions; (iii) the change in the segment’s organizational structure this year, in order to strengthen the Company's positioning and capture synergies with the other segments; and (iv) acceleration of commercial activity, with an expansion of the capillarity of the sales team, increasing the number of regional units from 4 to 11, in order to gain market share.

OPERATING RESULTS

Since the approval of the Judicial Reorganization Plan in December 2017, the prospection of new revenues grew 529%, and revenues effectively contracted grew 94% in one year and 81% over 1Q18. Highlights are Data and IT services, whose new revenue growth exceeded 100% in one year.

This shows Oi’s efforts to reduce its dependence on voice revenues and boost non-voice revenues, including advanced data, Internet of Things (IoT), IT (Datacenter, Oi Smart Cloud, Colocation, Hosting), Big Data & Analytics and cybersecurity solutions. In 2Q18, IT revenues grew 19.2% over 2Q17 and 3.4% over 1Q18.

As a result, in the quarter, the segment's net revenue presented a year-over-year reduction well below the levels registered in the last six quarters.

SMEs

Despite the first signs of economic recovery, with a slight reduction in the unemployment rate, the Small and Medium Enterprises segment was still affected by the adverse effects of the deterioration in Brazil’s macroeconomic scenario, which contributed to the base and revenue decline.

On the other hand, the Company has been investing in service quality improvement, simplification of the offering portfolio, the broadband upselling strategy and digitalization, increasing customer loyalty and profitability while improving the customer experience.

OPERATING RESULTS

Operating Costs and Expenses

Table 7 – Breakdown of Routine Operating Costs and Expenses

R$ million	2Q18	2Q17	1Q18	YoY	QoQ	1H18	1H17	YoY
Routine Operating Costs and Expenses
Brazil	3,934	4,191	4,055	-6.1%	-3.0%	7,990	8,565	-6.7%
Personnel	589	605	601	-2.6%	-1.9%	1,190	1,248	-4.6%
Interconnection	158	170	189	-7.4%	-16.4%	346	401	-13.6%
Third-Party Services	1,442	1,557	1,413	-7.4%	2.0%	2,854	3,113	-8.3%
Network Maintenance Service	268	331	275	-19.0%	-2.5%	542	612	-11.3%
Handset Costs/Other (COGS)	32	34	38	-4.3%	-14.1%	70	107	-34.3%
Marketing	98	106	65	-7.8%	49.9%	163	167	-2.5%
Rent and Insurance	1,053	1,060	1,028	-0.7%	2.4%	2,081	2,121	-1.9%
Provision for Contingencies	68	93	92	-26.7%	-25.6%	160	203	-21.1%
Provision for Bad Debt	198	185	203	7.0%	-2.2%	401	345	16.3%
Taxes and Other Expenses (Revenues)	28	49	153	-42.7%	-81.5%	181	249	-27.2%
International Operations	48	31	41	56.1%	17.9%	89	94	-4.9%
Routine OPEX	3,983	4,222	4,096	-5.7%	-2.8%	8,079	8,658	-6.7%

In 2Q18, consolidated routine opex, including international operations, totaled R$ 3,983 million, a decrease of 5.7% over 2Q17 and 2.8% over 1Q18.  Routine opex in Brazilian operations totaled R$ 3,934 million in 2Q18 (-6.1% y.o.y. and -3.0% q.o.q.). Considering inflation (IPCA) of 4.4% in the last twelve months, this result corresponded to a decrease of 10.0% in real terms compared to 2Q17.

The Company has been reducing its costs and expenses while delivering improved productivity, efficiency in field operations and digital transformation. Operational and quality indicators continue to improve as well as the level of customer satisfaction.

Personnel

In 2Q18, personnel costs and expenses totaled R$ 589 million, falling 2.6% from 2Q17 and 1.9% from 1Q18.  In both comparisons, the result is mainly due to the maintenance of the focus on efficiency and productivity and the strict management of personnel costs.

Interconnection

Interconnection costs in Brazilian operations continued to drop in 2Q18, totaling R$ 158 million, chiefly due to the interconnection (MTR, TU-RL and TU-RIU) tariff cuts in February 2018.

Third-party Services

Costs and expenses related to third-party services in Brazilian operations totaled R$ 1,442 million in 2Q18, down 7.4% from 2Q17, due to the reduction in call center, selling, IT, consulting and collection service expenses. The introduction of IFRS 15, according to table 2 of this document, which came into effect on January 1, 2018, contributed to the decline of sales commission expenses by determining the deferral of incremental customer acquisition costs. The reduction in call center expenses was due to the increased efficiency of the new customer service quality model, which improved quality indicators, such as customer service costs and number of repeated costs, down 30.8% and 17.7%, respectively, year on year.

OPERATING RESULTS

Network Maintenance Services

Network maintenance service costs and expenses in Brazilian operations totaled R$ 268 million in 2Q18 (-19.0% y.o.y. and -2.5% q.o.q.). The decline in both comparative periods was mainly due to the lower number of incidents, thanks to preventive actions, increased productivity, higher efficiency of field operations and digitalization of processes and customer service (SO Digital). Certain quality indicators reflected this scenario, such as average waiting time for problem resolution (-21.6% y.o.y.), rework rate within 30 days (-13.3% y.o.y), average time until installation (-17.0% y.o.y), complaints to ANATEL for technical reasons (-35.7% y.o.y) and productivity (+6.1% y.o.y).

Handset Costs/Other (COGS)

In 2Q18, Handset costs in Brazilian operations reached R$ 32 million, virtually in line with 2Q17 and lower in R$ 5.3 million compared to the last quarter, mainly due to the lower volume of handset sales.

Marketing

Marketing expenses totaled R$ 98 million in 2Q18, 7.8% less than in 2Q17, as a result of lower investments in the Mother’s Day campaign compared with last year, and 49.9% more than in 1Q18, due to the seasonal effect created by the investments in Mother’s Day campaign.

Rent and Insurance

Rent and insurance expenses in Brazilian operations totaled R$ 1,053 million in 2Q18, practically in line with 2Q17 and 2.4% higher than 1Q18, mainly due to the contractual increase in tower and equipment rental fees, as well as EILD - industrial exploration of dedicated line - costs (basically the dollar portion), partially offset by lower right-of-way and pole rental fees, thanks to new price negotiations.

Provision for Contingencies

In 2Q18, the provision for contingencies in Brazilian operations totaled R$ 68 million, down 26.7% from 2Q17 and down 25.6% from 1Q18. The lower level of provisions for contingencies reflects the reprocessing of the estimates model considering the new profile of payment history of tax, civil, labor contingencies, JEC and ANATEL fines, due to the new context post approval of the Judicial Reorganization Plan.

Provision for Bad Debt

The provision for bad debt came to R$ 198 million in 2Q18, 7.0% more than in 2Q17, chiefly due to the effect of IFRS 9, according to table 2 of this document, which came into effect on January 1, 2018 and changed the criterion for provisions for bad debt. This effect was offset by the decline in default levels of retail and medium enterprise customers. In the sequential comparison, the provision for bad debt fell 2.2%, driven by a lower default level among retail customers.

OPERATING RESULTS

EBITDA

Table 8 – EBITDA and EBITDA margin

	2Q18	2Q17	1Q18	YoY	QoQ	1H18	1H17	YoY
Oi S.A.
Routine EBITDA (R$ million)	1,563	1,617	1,572	-3.4%	-0.6%	3,135	3,340	-6.2%
Brazil	1,555	1,601	1,567	-2.8%	-0.7%	3,122	3,293	-5.2%
International Operations	7	16	5	-55.1%	36.8%	13	47	-73.3%
Routine EBITDA Margin (%)	28.2%	27.7%	27.7%	0.5 p.p.	0.4 p.p.	28.0%	27.8%	0.1 p.p.
Brazil	28.3%	27.6%	27.9%	0.7 p.p.	0.5 p.p.	28.1%	27.8%	0.3 p.p.
International Operations	13.1%	34.5%	11.5%	-21.3 p.p.	1.6 p.p.	12.4%	33.5%	-21.1 p.p.
Non-routine Items (R$ million)	156	-137	0	n.m.	n.m.	156	-205	n.m.
EBITDA (R$ million)(1)	1,719	1,480	1,572	16.1%	9.3%	3,291	3,135	5.0%
Brazil	1,712	1,464	1,567	16.9%	9.3%	3,278	3,088	6.2%
International Operations	7	16	5	-55.1%	36.8%	13	47	-73.3%
EBITDA Margin (%)	31.0%	25.4%	27.7%	5.6 p.p.	3.3 p.p.	29.3%	26.1%	3.2 p.p.

(1) 2Q17 data were adjusted as explained in the Disclaimer section of this document.

In 2Q18, consolidated routine EBITDA totaled R$ 1,563 million (-3.4% y.o.y. and -0.6% q.o.q.), while routine EBITDA from Brazilian operations totaled R$ 1,555 million in 2Q18 (-2.8% y.o.y. and -0,7% q.o.q.), due to the combination of a 5% year-on-year decline in revenues and 6,1% year-on-year decline in costs. The routine EBITDA margin of Brazilian operations reached 28.3% in 2Q18 (+0.7p.p. and +0.5p.p.).

Non-routine items, in the amount of R$ 156 million, refer to adjustments in provisions for contingencies, reflecting the reprocessing of the estimates model considering the new profile of payment history of tax, civil, labor contingencies, JEC and ANATEL fine , due to the new post-approval context of the Judicial Reorganization Plan.

Routine EBITDA from international operations (Africa and East Timor) totaled R$ 7 million in the quarter, versus R$ 5 million in 2Q17 and R$ 16 million in 1Q18.

Capex

Table 9 – Capex

R$ million	2Q18	2Q17	1Q18	YoY	QoQ	1H18	1H17	YoY
Capex
Brazil	1,366	1,229	1,124	11.1%	21.5%	2,490	2,455	1.4%
International Operations	2	5	3	-55.5%	-23.4%	5	45	-88.7%
Total	1,368	1,234	1,127	10.9%	21.3%	2,495	2,501	-0.2%

In 2Q18, the Company’s consolidated Capex, including international operations, totaled R$ 1,368 million, an increase of 10.9% over 2Q17 and 21.3% over 1Q18. In the same period, Capex in Brazilian operations came to R$ 1,366 million (+11.1% y.o.y. and +21.5% q.o.q.).

OPERATING RESULTS

The Company is preparing to begin a new investment cycle, which will be funded by the capital increase provided for in the judicial reorganization plan. The incremental Capex Plan will be basically focused on access, increasing high-speed broadband and mobile coverage. It will support the Company’s main business transformation and growth initiatives, designed to protect the customer base, guarantee a better customer service experience through digitalization and better field operations, and increase profitability.

Operational Cash Flow (Routine EBITDA – Capex)

Table 10 – Operational Cash Flow

R$ million	2Q18	2Q17	1Q18	YoY	QoQ	1H18	1H17	YoY
Oi S.A.
Routine EBITDA	1,563	1,617	1,572	-3.4%	-0.6%	6,244	6,697	-6.8%
Capex	1,368	1,234	1,127	10.9%	21.3%	5,687	2,501	127.4%
Routine Operational Cash Flow (EBITDA - Capex)	195	383	445	-49.2%	-56.2%	557	1,795	-69.0%

Table 11 – Operational Cash Flow from Brazilian Operations

R$ million	2Q18	2Q17	1Q18	YoY	QoQ	1H18	1H17	YoY
Oi S.A.
Routine EBITDA	1,555	1,601	0	-2.8%	-0.7%	6,190	6,565	-5.7%
Capex	1,366	1,229	1,124	11.1%	21.5%	2,490	2,455	1.4%
Routine Operational Cash Flow (EBITDA - Capex)	190	372	0	-49.0%	-57.1%	560	1,581	-64.6%

Consolidated routine operational cash flow (routine EBITDA minus Capex) was R$ 195 million in 2Q18, versus R$ 383 million in 2Q17 and R$ 445 million in 1Q18. In Brazilian operations, routine operational cash flow amounted to R$ 190 million in the second quarter, due to higher investments in the period and lower routine EBITDA.

Depreciation/Amortization

Table 12 – Depreciation and Amortization(1)

R$ million	2Q18	2Q17	1Q18	YoY	QoQ	1H18	1H17	YoY
Depreciation and Amortization
Total	1,591	1,216	1,268	30.9%	25.4%	2,860	2,536	12.7%

(1) 2Q17 data were adjusted as explained in the Disclaimer section of this document.

Depreciation and amortization expenses totaled R$ 1,591 million in 2Q18 (+30.9% y.o.y. and +25.4% q.o.q.).

FINANCIAL RESULTS

Financial Results

Table 13 – Financial Result (Oi S.A. Consolidated)(1)

R$ million	2Q18	2Q17	1Q18	1H18	1H17
Oi S.A. Consolidated
Net Interest (on fin. investments and loans and financing)	-291	-833	3,045	2,753	-1,422
Amortization of fair value adjustment	-227	0	-99	-326	0
Net FX Result (on fin. investments and loans and financing)	-1,026	-2,634	-24	-1,050	-1,938
Other Financial Income / Expenses	345	-1,513	27,258	27,603	-1,736
Net Financial Income (Expenses)	-1,199	-4,981	30,179	28,980	-5,096

(1) 2Q17 data were adjusted as explained in the Disclaimer section of this document.

In order to facilitate the understanding of the impacts on financial result of novated debt accounting, the Company changed the presentation format of Table 13 above, as follows:

(i)

inclusion of “Amortization of fair value adjustment” item: according to IFRS, gain from the fair value adjustment of debt should be recorded at the initial measurement and amortized throughout the contract. Amortization is carried out on a straight-line basis and in the currency of the debt. This item shows the amortization of this gain;

(ii)

the “Net FX Result” item now includes the exchange variation of the balance of the fair value adjustment, listing all the foreign exchange impacts that affect the Company’s fair value net debt. As the fair value adjustment is a reduction value of face value debt, the impact of FX variation on this adjustment is always on the opposite direction of FX variation on the debt principal, reducing the impact of foreign exchange on the Company’s financial result.

In 2Q18, Oi S.A. recorded a net financial expense of R$ 1,199 million, versus net financial income of R$ 30,179 million in 1Q18 and a net financial expense of R$ 4,981 in 2Q17.

The net financial income recorded in 2Q18 considers the positive impact on “Other Financial Income/Expenses” of gain from the fair value adjustment of the restructured debt, in addition to the accounting for the reversal of interest incurred in the period of Judicial Reorganization, which benefited the "Net Interest” item. The Company returned to a more normalized financial result level in 2Q18. The comparison with 1Q18 also shows three months of “amortization of fair value adjustment”, versus a little more than one month in the previous quarter. This is combined with the negative impact of the 16.01% depreciation of the Real against the Dollar in 2Q18 on the portion of the new debt at fair value which is indexed to the dollar.

The year-on-year improvement in the net financial result was due to the restructured debt, which reduced interest and FX variation expenses, despite the steeper depreciation of the Real in the quarter. The financial result was also positively affected by income under “Other Financial Income / Expenses”, caused by lower tax and contingency expenses, as well as higher FX income on investments abroad compared with the same period last year.

FINANCIAL RESULTS

Net Earnings (Loss)

Table 14 – Net Earnings (Loss) (Oi S.A. Consolidated)(1)

R$ million	2Q18	2Q17	1Q18	YoY	QoQ	1H18	1H17	YoY
Net Earnings (Loss)
Earnings before interest and taxes (EBIT)	128	264	303	-51.7%	-57.9%	431	598	-27.9%
Financial Results	-1,199	-5,009	30,179	-76.1%	n.m.	28,980	-5,141	n.m.
Income Tax and Social Contribution	-162	583	44	n.m.	n.m.	-118	192	n.m.
Net Income (Loss) from Continuing Operations	-1,233	-4,162	30,526	-70.4%	n.m.	29,293	-4,543	n.m.
Net Results from Discontinued Operations	0	0	0	n.m.	n.m.	0	0	n.m.
Consolidated Net Income (Loss)	-1,233	-4,162	30,526	-70.4%	n.m.	29,293	-4,350	n.m.
attributable to owners of the Company	-1,258	-4,131	30,543	-69.6%	n.m.	29,286	-4,319	n.m.
attributable to non-controlling interests	25	-31	-17	n.m.	n.m.	8	-32	n.m.

(1) 2Q17 data were adjusted as explained in the Disclaimer section of this document.

In 2Q18, the Company's operating earnings (loss) before the financial result and taxes (EBIT) amounted to R$ 128 million, versus earnings of R$ 401 million in 2Q17 and R$ 303 million in 1Q18. In this quarter, the Company recorded a Net Financial Expenses of R$ 1.199 million and an income tax and social contribution expenses of R$ 162 million, resulting in a consolidated net loss of R$ 1,233 million.

DEBT & LIQUIDITY

Debt & Liquidity

Table 15 – Debt

R$ Million	Jun/18	Jun/17	Mar/17	% Gross Debt
Debt
Short Term	299	51,930	98	2.0%
Long Term	14,921	0	13,436	98.0%
Total Debt	15,220	51,930	13,534	100.0%
In Local Currency	7,120	14,197	6,854	46.8%
In Foreign Currency	8,100	37,628	6,680	53.2%
Swaps	0	105	0	0.0%
(-) Cash	-5,199	-7,431	-6,225	-34.2%
(=) Net Debt	10,021	44,499	7,309	65.8%

Oi S.A. ended 2Q18 with consolidated gross debt of R$ 15,220 million, 12.5%, or R$ 1,686 million, higher than in 1Q18 and 70.7%, or R$ 36,710 million, lower than in 2Q17. The annual reduction was due to the conclusion of the Company’s Judicial Reorganization process, when the accounting effects of the contractual conditions agreed in the Judicial Reorganization Plan began to apply.

The increase over 1Q18 was mainly caused by the 16.01% depreciation of the Real against the Dollar in the period, which had a negative impact on debt at fair value denominated in foreign currency. The accrual of interest and amortization of fair value adjustment also contribute to increasing debt every quarter.

At the end of 2Q18, debt in foreign currency accounted for 53.2% of fair value debt. The debt’s consolidated average term was approximately 10 years in 2Q18.

The Company ended 2Q18 with a cash position of R$ 5,199 million, resulting in net debt of R$ 10,021 million, 37.1% more than in 1Q18 and 77.5% less than in 2Q17. The cash reduction was mainly due to non-recurring regulatory obligations in the quarter, such as the Fistel fee, in addition to the payment of taxes related to the debt restructuring.

DEBT & LIQUIDITY

Table 16 – Cash Position (Brazilian operations)

R$ Million
1Q18 Cash Position	6,225
Routine EBITDA	1,555
Capex	-1,366
Working capital	-672
Judicial Deposits + Taxes	-136
Financial operations	-251
Payments to Creditors JR	-1
Other	-156
2Q18 Cash Position	5,199

Table 17 – Gross Debt Breakdown

R$ Million
Gross Debt Breakdown	2Q18
Int'l Capital Markets	7,046
Local Capital Markets	6,622
Development Banks and ECAs	9,730
Commercial Banks	6,094
Adjustment to Present Value and Borrowing Costs	-14,272
Total Gross Debt	15,220

Table 18 – Summary of New Debts

Debt	Currency	Principal (currency) ('000)	Cost	Maturity	Interest grace period	Interest payment	Principal grace period	Fair value adjustment (currency) (R$ '000)	Amortization	Monthly amortization (currency) - ('000)	Fair Value (currency) ('000)(3)
BNDES	BRL	3,326,952	TJLP + 2,946372% a.a	Feb-33	4 years	Monthly	6 years	-	-	-	N/A
ECAs	USD	1,613,841	1,75%a.a	Feb-35	5 years	Semi-annual	5 years	1,156,029	205	5,639	457,812
Local Banks	BRL	8,263,865	80% CDI	Feb-35	5 years	Semi-annual	5 years	4,946,697	205	24,130	3,317,168
Qualified Bonds	USD	1,653,557	8%+4%a.a or 10%a.a(1)	Jul-25	-	Semi-annual	7 years (bullet)	248,276	89	2,790	1,405,281
Facility "Non Qualified"	USD	79,645	6%a.a	Feb-30	6 years	Semi-annual	6 years	37,873	144	263	41,772
General Offering BRL	BRL	207,035	TR + 0%	Feb-42	24 years	N/A	20 years	199,927	288	694	7,108
General Offering USD	USD	379,119	0%	Feb-42	N/A	N/A	20 years	363,347	288	1,262	15,772
General Offering EUR	EUR	598,757	0%	Feb-42	N/A	N/A	20 years	573,847	288	1,993	24,910
Other (2)	BRL	52,952	2,43%a.a	Dec-33	N/A	Monthly	N/A	N/A	N/A	N/A	N/A

(1)Interest Rate of Qualified Bonds - For 3 years: 10% a.a in cash or 8% a.a in cash + 4% a.a capitalized to the amount of the principal (it is an option of the Company); After 3 years: 10% a.a in cash.

(2)It includes the BRB which is not on the list of creditors and therefore has not been restructured.
(3)As of February 5, 2018.

Additional Information

Table 19 – Income Statement (Oi S.A. Consolidated)(1)

R$ million	2Q18	2Q17	1Q18	1H18	1H17
Net Operating Revenues	5,545	5,839	5,668	11,214	11,998
Operating Costs and Expenses	-3,826	-4,359	-4,096	-7,923	-8,864
Personnel	-599	-614	-609	-1,209	-1,272
Interconnection	-159	-172	-190	-349	-405
Third-Party Services	-1,470	-1,575	-1,430	-2,899	-3,147
Network Maintenance Service	-268	-331	-275	-543	-619
Handset Costs/Other (COGS)	-34	-36	-43	-77	-113
Marketing	-98	-106	-66	-164	-170
Rent and Insurance	-1,055	-1,062	-1,029	-2,084	-2,127
Provision for Contingencies	88	-93	-92	-4	-203
Provision for Bad Debt	-205	-186	-203	-408	-346
Taxes and Other Revenues (Expenses)	-26	-183	-160	-186	-462
EBITDA	1,719	1,480	1,572	3,291	3,135
Margin %	31.0%	25.4%	27.7%	29.3%	26.1%
Depreciation and Amortization	-1,591	-1,216	-1,268	-2,860	-2,536
EBIT	128	264	303	431	598
Financial Expenses	-2,986	-5,781	1,503	-1,484	-6,511
Financial Income	1,787	772	28,677	30,464	1,370
Net Earnings (Loss) Before Tax and Social Contribution	-1,071	-4,745	30,483	29,411	-4,543
Income Tax and Social Contribution	-162	583	44	-118	192
Net Earnings (Loss) from Continuing Operations	-1,233	-4,162	30,526	29,293	-4,350
Net Results from Discontinued Operations	0	0	0	0	0
Consolidated Net Earnings (Loss)	-1,233	-4,162	30,526	29,293	-4,350
Margin %	-22.2%	-71.3%	538.5%	261.2%	-36.3%
Profit (Loss) attributed to the controlling shareholders	-1,258	-4,131	30,543	29,286	-4,319
Profit (Loss) attributed to the non-controlling shareholders	25	-31	-17	8	-32
Outstanding Shares Thousand (ex-treasury)	675,667	675,667	675,667	675,667	675,667
Earnings per share (R$)	-1.8614	-6.1132	45.2047	43.3434	-6.3921

(1) 2Q17 data were adjusted as explained in the Disclaimer section of this document.

Additional Information

Table 20 – Balance Sheet (Oi S.A. Consolidated)(1)

R$ million	06/30/2018	03/31/2018	06/30/2017
TOTAL ASSETS	67,700	68,951	65,884
Current	23,256	24,207	25,895
Cash and cash equivalents	5,096	6,073	7,329
Financial investments	42	38	17
Accounts Receivable	7,097	7,485	8,109
Inventories	259	262	504
Recoverable Taxes	853	1,027	803
Other Taxes	968	1,113	1,137
Assets in Escrow	1,508	1,097	764
Held-for-sale Assets	5,082	4,610	4,964
Other Current Assets	2,350	2,503	2,267
Non-Current Assets	44,444	44,744	39,989
Long Term	9,339	9,428	9,915
.Recoverable and Deferred Taxes	268	268	0
.Other Taxes	677	633	752
.Financial investments	61	114	85
.Assets in Escrow	7,952	8,036	8,770
.Other	380	377	308
Investments	125	126	139
Property Plant and Equipment	27,171	26,932	26,029
Intagible Assets	7,808	8,258	3,905

TOTAL LIABILITIES	67,700	68,951	65,884
Current	8,973	10,591	65,754
Suppliers	4,139	4,920	7,254
Loans and Financing	299	98	51,825
Financial Instruments	0	0	105
Payroll and Related Accruals	702	856	708
Provisions	781	830	897
Pension Fund Provision	93	77	172
Payable Taxes	142	204	350
Other Taxes	998	1,652	1,790
Dividends Payable	6	6	6
Liabilities associated to held-for-sale assets	274	307	673
Authorizations and Concessions Payable	57	40	12
Other Accounts Payable	1,481	1,601	1,961
Non-Current Liabilities	31,102	29,453	10,206
Suppliers	3,321	1,170	0
Loans and Financing	14,922	13,436	0
Payable and Deferred Taxes	3,541	3,453	851
Other Taxes	893	877	852
Contingency Provisions	4,852	5,033	4,981
Pension Fund Provision	571	571	442
Outstanding authorizations	0	1	4
Other Accounts Payable	3,001	4,912	3,077
Shareholders' Equity	27,625	28,908	-10,076
Controlling Interest	27,346	28,633	-10,419
Minority Interest	279	275	343

(1) 2Q17 data were adjusted as explained in the Disclaimer section of this document.

Additional Information

Please note

The main tables disclosed in this Earnings Release will be available in Excel format in the “Financial Information / Quarterly Reports” section of the Company’s website (www.ir.oi.com.br).

Definitions of the terms used in the Earnings Release are available in the Glossary section of the Company’s website: http://ri.oi.com.br/oi2012/web/conteudo_pt.asp?idioma=0&conta=28&tipo=44320

Additional Information

Subsequent Events

  On July 5, 2018, the Brazilian Competition Authority (Conselho Administrativo de Defesa Econômica - “CADE”), approved Oi’s application for a declaration that there is no need to adjudicate on the capital increase of the Company through the capitalization of part of the Unsecured Credits held by Qualified Unsecured Bondholders, in accordance with the Judicial Reorganization Plan of the Recovering Entities.  Therefore, since the aforementioned decision has been fully confirmed, the proceeding before CADE has been terminated and all Conditions Precedent set forth in the Plan for the capital increase have been duly satisfied or waived.

  On July 12, 2018, the members of the Board of Directors unanimously approved the 12th issuance of simple, unsecured debentures not convertible into shares, in a single series, in the amount of R$4,168,602,000.00 for public distribution, with restricted placement efforts, pursuant to Instruction 476 of the Brazilian Securities and Exchange Commission, of January 16, 2009.

  On July 20, 2018, the Company’s Board of Directors partially ratified the capital increase through the issue of 1,514,299,603 new common shares and 116,480,467 warrants, which were delivered to shareholders who exercised their preemptive rights and did not make their decision conditional and to holders of Qualified Bondholders’ Unsecured Credits who capitalized their respective credits. Of all the new shares and warrants issued in the capital increase, 68,263 common shares and 5,197 warrants were subscribed to by Oi shareholders who exercised their preemptive rights and did not make their decision conditional to the subscription of all the shares of the capital increase, while 1,514,231,340 common shares and 116,475,270 warrants, which will be represented by American Depositary Shares and American Depositary Warrants, were subscribed to by holders of Qualified Bondholders’ Unsecured Credits through capitalization of their respective credits.

  On the same date, the Company announced that, pursuant to article 72 of its Bylaws, due to the shareholder base dilution of more than 50% after the capital increase, the voting restriction therein was terminated and immediately and irrevocably ceased to have any effect with respect to the exercise of the right to vote by the Company’s shareholders.

  Also on July 20, 2018, the Company announced the expiration and final results of its recovery of the qualified bondholders regarding the notes issued by Oi S.A.; PTIF; and Oi Coop. On July 26, 2018, Oi announced the expiration and final results of its recovery settlement procedures for non-qualified bondholders.

  On July 25, 2018, the Company announced the return of subscribed amounts to subscribers who made their participation in the capital increase conditional to the subscription of the maximum number of shares of the capital increase, without interest or monetary restatement, through the custodian agents of said subscribers.

  On July 26, 2018, Oi announced the period for the exercise of warrants issued as an additional advantage to the capital increase subscribers.

  On July 27, 2018, Oi announced that it elected to pay interest, entirely in cash, at a rate of 10,000% per annum on its 10,000%/12,000% Senior PIK Toggle Notes due in 2025, issued as part of the Qualified Recovery Settlement of Qualified Bondholders, related to the interest period commencing on and including February 5, 2018 and ending on and including February 4, 2019.

Additional Information

  On July 27, 2018, Oi announced the closing of the Qualified Recovery Settlement and the amount of the operation.

  On July 31, 2018, the Company completed the restructuring of its financial debt with the implementation of the applicable terms and conditions set forth in the Judicial Reorganization Plan of the Recovering Entities.

  On July 31, 2018, Oi announced the closing of the non-qualified recovery settlement.

  On August 1, 2018, Oi informed the market that it learned of a judgment rendered on July 30, 2018 by the Commercial Court of Lisbon, which rejected at the moment the request submitted by the Company and its subsidiaries seeking the recognition in Portugal of the decision rendered by the 7th Corporate Court of the Judicial District of the Capital of Rio de Janeiro, which confirmed the Judicial Reorganization Plan of the Recovering Entities approved at the General Meeting of Creditors held on December 19 and 20, 2017. According to the Portuguese Court, in order for the Reorganization Court’s decision confirming the Plan to be recognized in Portugal, it would need to be rem judicata. The judgment was grounded on formal aspects and the Portuguese Court has not commented on the Plan’s merits.  In this context, Oi reiterates that this judgment does not affect the integrity, validity and complete effectiveness of the Plan, whose implementation has been secured by the Reorganization Court.

  On August 1, 2018, the Company’s Board of Directors invited shareholders to an Extraordinary Shareholders’ Meeting to be held on September 3, 2018, at 11:00 a.m., at the Company’s headquarters, at Rua do Lavradio nº 71, Centro, in Rio de Janeiro/RJ. The Call Notice, the Management Proposal, the Participation Manual and the Remote Voting Bulletin are available on Oi’s Investor Relations website and CVM’s website.

Additional Information

CVM INSTRUCTION 358, ART. 12:  Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly-held company, must notify the Securities Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its share, or of rights over those shares or other securities that it has issued.

Table 21 – Shares of the Company’s Capital Stock

	Capital	Treasury	Free-Float[1]
Common	668,033,661	148,282,000	519,748,655
Preferred	157,727,241	1,811,755	155,915,463
Total	825,760,902	150,093,755	675,663,819

Shareholding position as of 6/30/2018.

(1) The outstanding shares do not consider the shares held by the Board of Directors and by the Executive Board.

Disclaimer

Rio de Janeiro – August 13, 2018. This report includes consolidated financial and operating data for Oi S.A. – Under Judicial Reorganization (“Oi S.A.” or “Oi” or “Company”) and its direct and indirect subsidiaries as of June 30, 2018. In compliance with CVM instructions, the data are presented in accordance with International Financial Reporting Standards (IFRS).

Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period of the previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as “projects”, “estimates”, “anticipates”, “expects”, “plans”, “hopes” and so on, is intended to indicate possible trends and forward-looking statements which, clearly, involve uncertainty and risk, so that future results that may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements.

Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

Restatement of the amounts for the quarter ended June 30, 2017

The Company’s management identified, on account of the judicial reorganization, as well as the preparation of the Judicial Reorganization Plan, the existence of weaknesses in some of the operating and financial controls and an opportunity to obtain better information from the entities involved in the process.

Considering that appropriate information was obtained for the completion of the impairment test of non-financial assets and on the impacts of the weaknesses identified by Management in course of the preparation of the Judicial Reorganization Plan, the Company restated in the Financial Statements for the quarter ended June 30, 2018, the comparative balances in the individual and consolidated Financial Statements for the quarter ended June 30, 2017, previously approved, audited, and issued on August 9, 2017, in accordance with CPC 23 (IAS 8) – Accounting Policies, Changes in Accounting Estimates and Errors, as explained on the Note 2.(b) of  the Financial  Statements for the quarter ended June 30, 2018.

For more details on this subject, please refer to the Financial Statements for the quarter ended June 30, 2018 which can be accessed through CVM’s website (www.cvm.gov.br) and Oi’s Investor Relations website (www.ir.oi.com.br)

Oi – Investor Relations
Marcelo Ferreira	+55 (21) 3131-1314	marcelo.asferreira@oi.net.br
Bruno Nader	+55 (21) 3131-1629	bruno.nader@oi.net.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2018

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer